Exhibit 99.1

Safe Bulkers, Inc. Announces the Sale of Panamax Class Vessel

Athens, Greece – June 19, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, today announced the sale of a Panamax Class Vessel.

Fleet Update

The Company announced today that it has entered an agreement to sell a 76,000 dwt Panamax class vessel built in 2003 for $33 million, excluding commissions to brokers. The vessel will be delivered to its new owners in December 2009.  The extended delivery period, which exceeds the market standard of three months, will permit the Company to employ the vessel in the spot market through December 2009.  Proceeds from the sale of vessel will strengthen Company’s balance sheet.

The Company also provided additional details regarding its entry into a resale agreement to acquire a Capesize class newbuild vessel to be delivered in April 2010, which had been previously announced in a press release dated June 8, 2009.  The acquisition price for the 177,000 dwt newbuild is $63 million, including commissions, and the vessel will be delivered by the Shanghai Jiangnan Changxing Shipbuilding Co., part of the SWS group.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company said: “The sale of one of our older vessels for $33 million, excluding commissions to brokers, is consistent with our business strategy of operating a young, high quality fleet while taking advantage of attractive opportunities to make vessel sales and acquisitions. One such recent opportunity involved a previously-announced acquisition of a Capesize vessel for $63 million, including commissions, from a well-regarded shipyard.  We continue to actively manage our fleet during this global economic downturn.”

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services.  The Company’s common stock is listed on the NYSE where it trades under the symbol “SB” The Company’s subsidiaries currently own 13 Japanese-built drybulk vessels, all built post 2003.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.  Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission.  The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 899-4980

Fax:

   +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com